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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                         VPN COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  0000827164
                                 (CUSIP Number)

      KAREN CONWAY 4281 KATELLA AVE #226 LOS ALAMITOS CA 90720 714 2260595
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    11/05/01
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ..................................

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
     Guarantee Financial Trust 88-0430579

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)  X

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     NEVADA


     Number of                  7.   Sole Voting Power
     Shares                          440,373
     Beneficially
     Owned by                   8.   Shared Voting Power
     Each
     Reporting
     Person With                9.   Sole Dispositive Power
                                     440,373

                                10.  Shared Dispositive Power


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     440,373

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11)
     7.6%

14.  Type of Reporting Person (See Instructions)
     OO


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Guarantee Financial Trust

By: /S/ Daniel C. Roth
-------------------------
Daniel C. Roth, Secretary

Date   January 11, 2002